                                                                   Exhibit "A"
                              [BIOVAIL LETTERHEAD]

                                  FOR:         Biovail Corporation International

                                  APPROVED BY: Eugene Melnyk
                                               Chairman of the Board
                                               Bob Podruzny
                                               Chief Financial Officer
                                               (416) 285-6000
FOR IMMEDIATE RELEASE

                   BIOVAIL REPORTS RECORD 1997 SECOND QUARTER
                        AND SIX MONTHS FINANCIAL RESULTS

     TORONTO, Canada, July 24, 1997 -- Biovail Corporation International (NYSE, TSE:BVF) today reported second quarter and six month financial results for the period ended June 30, 1997.

     Revenues for the second quarter of 1997 were $18.5 million, compared to $18.3 in the second quarter of 1996. Record operating income of $7.5 million was achieved representing a 28% increase over last year's operating income of $5.9 million. Net income for the second quarter of 1997 was $7.1 million, or $0.28 per share, compared with net income of $5.8 million or $0.23 per share in 1996. The increase in net income was primarily due to improved manufacturing margins as a result of the Company's successful launch of Tiazac(R) in Canada in the quarter.

     Revenues for the six months ended June 30, 1997 were $34.8 million compared to $34.6 million in 1996. Net income of $12.6 million, or $0.50 per share, increased by 21% over last year's net income of $10.4 million or $0.41 per share. The improvement in the 1997 six month result is primarily due to the combination of the successful launch of Tiazac(R) in Canada in the second quarter and a higher proportion of trade vs sample sales of Tiazac(R) in the U.S. throughout the six month period.

                                     -more-

                                 [RECYCLE LOGO]
                              [BIOVAIL LETTERFOOT]

     Eugene Melnyk, Chairman of the Board, commented, "We are very pleased with the continually improving financial performance of the Company that meets or exceeds analysts' expectations. The success of Tiazac(R)'s penetration of the U.S. diltiazem market is unquestioned, and expected further market share gains will fuel growth of the Company in the coming quarters. The successful launch of Tiazac(R) in Canada in the second quarter by the Company's subsidiary, Crystaal Corporation, as well as the product's launch in the U.K. by our marketing partner, Dupont Merck Pharmaceutical Co., significantly broadens the geographic base for Tiazac(R)'s expected continued growth."

     Mr. Melnyk concluded, "The Company is well positioned to take advantage of future opportunities. The continuing success of Tiazac(R); the expected success of Biovail's generic controlled release versions of Cardizem SR, Cardizem CD, Trental and Verelan currently pending FDA approval; and the potential of the Company's additional eight products in various stages of development, will all contribute to the ongoing success of the Company."

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

                                -Tables Follow-

                       BIOVAIL CORPORATION INTERNATIONAL
                          CONSOLIDATED BALANCE SHEETS
        (All dollar amounts are expressed in thousands of U.S. dollars)

                                          JUNE 30,                 DECEMBER 31,
                                            1997                      1996
                                         -----------               ------------
                                         (Unaudited)
                                     ASSETS
Current
 Cash and short-term deposits               $ 6,774                   $ 4,526
 Accounts receivable                         21,150                    10,364
 Inventories                                  8,968                     8,134
 Executive stock purchase plan loans          2,865                     2,512
 Deposits and prepaids                        3,169                     1,063
                                            -------                   -------
                                             42,927                    26,599
Fixed Assets                                 25,232                    24,819
Other Assets                                  7,423                     7,188
                                            -------                   -------
                                            $75,582                   $58,606
                                            =======                   =======

                                  LIABILITIES
Current
 Bank Indebtness                            $ 9,332                   $   -
 Accounts payable                             3,913                     5,468
 Accrued liabilities                          4,909                     1,738
 Income taxes payable                           846                       808
 Customer prepayments                         1,173                     6,681
 Current portion of long-term debt            1,956                     2,298
                                            -------                   -------
                                             22,130                    16,993

Long-Term Debt                                3,659                     4,670
                                            -------                   -------
                                             25,789                    21,663
                                            -------                   -------

                              SHAREHOLDERS' EQUITY

Share capital                                14,847                    14,614
Retained earnings                            35,340                    22,712
Cumulative translation adjustment              (394)                     (383)
                                            -------                   -------
                                             49,793                    36,943
                                            -------                   -------
                                            $75,582                   $58,606
                                            =======                   =======

                       BIOVAIL CORPORATION INTERNATIONAL
                       CONSOLIDATED STATEMENTS OF INCOME
                 (All dollar amounts except per share data are
                    expressed in thousands of U.S. dollars)
                                  (Unaudited)

                                               THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                   JUNE 30,                                JUNE 30,
                                            1997            1996                      1997            1996
                                         ----------      -----------              -----------     -----------
REVENUE
     Contract                            $     1,419     $     1,190              $     2,159     $     2,344
     Manufacturing                            15,247          15,160                   28,537          27,901
     Royalty and licensing                     1,784           1,991                    4,146           4,332
                                         -----------     -----------              -----------     -----------
                                              18,450          18,341                   34,842          34,577
                                         -----------     -----------              -----------     -----------
EXPENSES
     Cost of contract revenue                    710             950                    1,194           1,876
     Cost of manufactured goods sold           3,858           6,244                    8,181          11,696
     Research and product development          2,300           1,980                    5,365           4,015
     Selling, general and administrative       4,078           3,317                    6,725           6,254
                                         -----------     -----------              -----------     -----------
                                              10,946          12,491                   21,465          23,841
                                         -----------     -----------              -----------     -----------
OPERATING INCOME                               7,504           5,850                   13,377          10,736
INTEREST INCOME (EXPENSE), net                   (51)            151                      (66)            321
                                         -----------     -----------              -----------      ----------
INCOME BEFORE INCOME TAXES                     7,453           6,001                   13,311          11,057
PROVISION FOR INCOME TAXES                       375             239                      683             620
                                         -----------     -----------              -----------      ----------
NET INCOME                               $     7,078     $     5,762              $    12,628      $   10,437
                                         ===========     ===========              ===========      ==========
EARNINGS PER SHARE                       $      0.28     $      0.23              $      0.50     $      0.41
                                         ===========     ===========              ===========     ===========
WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING                       25,435,000      25,346,000               25,435,000      25,346,000
                                         ===========     ===========              ===========     ===========